40-33

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul Hastings

04021964

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6531
brianhurley@paulhastings.com

March 30, 2004

37269.00006

RECEIVED MAR 31 2004 PROCESSING SECTION 208

PROCESSED APR 02 2004 THOMSON FINANCIAL

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Tax-Exempt Funds, Inc. (the "Fund")
Registration No. 811-4101

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on December 11, 2003, in the District of Connecticut of the United States District Court, against The Charles Schwab Corporation ("Schwab"). Schwab wholly owns U.S. Trust Corporation, which in turn, wholly owns U.S. Trust Company, N.A. and United States Trust Company of New York, the investment advisers of the Fund.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

03cv2138 cmp

UNITED STATES DISTRICT COURT

DISTRICT OF CONNECTICUT

2003 DEC 11 P 1:07

JACOB HENIG, Individually and on Behalf of All Others Similarly Situated,	
Plaintiff,	CIVIL ACTION NO.
vs.	303CV2136 WWE
DAVID POTTRUCK	
Defendant.	DECEMBER 11, 2003

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS WITH DEMAND FOR JURY TRIAL

Plaintiff, individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint, alleges upon the investigation made by and through plaintiff's counsel, which included, *inter alia*, a review of relevant filings made by The Charles Schwab Corporation ("Schwab" or the "Company"), with the United States Securities and Exchange Commission ("SEC"), as well as teleconferences, press releases, news articles, analyst reports, and media reports concerning the Company. Furthermore, this complaint is based upon plaintiff's personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon the aforementioned investigation.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons, other than defendants and certain related parties, who purchased the common stock of Schwab during the period January 1, 2001 through November 13, 2003, inclusive (the "Class Period"), to recover damages caused by defendant's violations of the federal securities laws.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. §78j(b)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§1331 and 1337 and §27 of the Exchange Act (15 U.S.C. §78aa).

4. Venue is proper in this District pursuant to §27 of the Exchange Act and 28 U.S.C. §1391(b). The investment advisors at issue herein have their corporate headquarters and principal places of business in this District, and the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District.

5. In connection with the acts alleged in this Complaint, defendant, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

THE PARTIES

6. Plaintiff Jacob Henig purchased shares of Schwab common stock during the Class Period, as set forth on the Certification annexed hereto, and was damaged thereby.

7. The Charles Schwab Corporation is a Delaware corporation with its executive offices located at 120 Kearny Street, San Francisco, CA, 94104.

8. The U.S. Trust Corporation, N.A. is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds. U.S. Trust

Corporation, N.A. maintains its principle place of business at 225 High Ridge Road, Stamford, Connecticut, 06905.

9. Defendant David Pottruck ("Pottruck"), at all relevant times, is and was President and Chief Executive Officer of the Company and a member of the U.S. Trust Board.

10. Because of his position in the Company and the fund advisor, Pottruck had the power and influence to cause the Company and the fund advisor to engage in the unlawful acts and conduct alleged herein.

CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons who purchased the Company's common stock during the period January 1, 2001 through November 13, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are the defendant, the Company's officers and directors, affiliates, legal representatives, heirs, predecessors, successors and assigns, and any entity in which the Company has a controlling interest or of which the Company is a parent or subsidiary.

12. The members of the Class are located in geographically diverse areas and are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to the plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believe there are, at a minimum, tens of thousands of members of the Class who purchased Company common stock during the Class Period.

13. Common questions of law or fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law or fact common to the Class are:

(a) Whether the federal securities laws were violated by defendant's acts as alleged herein;

(b) Whether defendant acted knowingly or recklessly in omitting and/or misrepresenting material facts;

(c) Whether documents, press releases, and other statements disseminated to the investing public and the Company's shareholders during the Class Period misrepresented and/or omitted material facts concerning the business of the Company;

(d) Whether the market price of the Company's common stock during the Class Period was artificially inflated due to the material omissions and/or misrepresentations complained of herein; and

(e) Whether the members of the Class have sustained damages, and if so, the proper measure of damages.

14. Plaintiff's claims are typical of the claims of the members of the Class as plaintiff and members of the Class sustained damages arising out of the defendant's wrongful conduct in violation of federal laws as complained of herein.

15. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

16. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Furthermore, because the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for the Class members individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

17. The Charles Schwab Corporation is engaged, through its subsidiaries, in securities brokerage and related financial services. The Company offers a broad range of products, services and advice offerings to address its clients' varying investment and financial needs. The Individual Investor segment includes the Company's domestic and international retail operations. The Institutional Investor segment provides custodial, trading and support services to independent investment advisors, serves company 401(k) plan sponsors and third-party

administrators and supports company stock option plans. The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment, wealth management, custody, fiduciary and private banking services to individual and institutional clients.

18. Throughout the Class Period, the Excelsior Funds secretly allowed certain mutual funds to engage in market timing and late trade transactions in exchange for concealed payments.

19. 'Timing' is an investment technique involving short-term, in-and-out trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it.

20. The Company made numerous express and implied representations that it did not allow funds to engage in market timing and that it was employing measures designed to prevent market timing trades. The Prospectuses for Defendant's Excelsior Mutual Funds stated: "In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a fund or its shareholders. This limitation is not intended to limit a shareholder's right to redeem shares. Rather, the limitation is intended to curb short-term trading."

21. 'Late trading' is mutual-fund trading which occurs after the markets close at four o'clock p.m. Mutual funds generally determine the daily price of mutual fund shares as of market close; normally, orders received after market close must be executed at the price determined as of four o'clock the *next* trading day. The practice of accepting trades *after* market close at the expired day's price, which allows favored investors to take advantage of information that wasn't available when the markets were open, to the detriment of other investors, is strictly prohibited by New York law and the SEC.

22. The Company made numerous express and implied representations that it conducted business honestly and in accordance with all applicable laws, rules, and regulations. In 2002, for example, Schwab ran advertisements in which a brokerage executive intent on promoting a mediocre stock tells his analysts, "Let's put some lipstick on this pig." These advertisements were intended to distance and distinguish Schwab from the corruption uncovered in Wall Street brokerage houses. The implicit message of these advertisements was that the Company was honest and scrupulous: totally unlike the venal brokerage executives instructing underlings to hype worthless stocks.

23. However, the mendacity of all the above representations was revealed on Friday, November 14, 2003, when the Company admitted in a Form 10-Q filed with the Securities and Exchange Commission that: (i) there were instances "in which the fund orders may have been entered or processed" after the close of trading; and (ii) that "a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior Funds."

24. This admission renders false and misleading all express and implied representations by Schwab during the Class Period that such misconduct did not occur in connection with its Excelsior Funds.

25. The Company also announced in this filing that SEC regulators were investigating possible instances of improper trading in mutual funds managed by Schwab.

26. In response to this shocking news, Schwab stock fell, declining from $13.32 to $12.26 that day.

27. On November 16, the Company further admitted that its investigation of illegal mutual fund activities had found several after-hour trades and arrangements allowing investors to buy and sell rapidly (i.e. market timing).

28. Following this news, Company stock fell further, closing at $11.05 on November 25, for a total loss of 17% of its value.

Defendant's Fraud On The Market

29. Throughout the Class Period, the Company's stock traded in a fair and efficient market for the following reasons, among others:

(a) Schwab's stock met the requirements for listing, and was listed and actively traded, on the New York Stock Exchange, a highly efficient and open market;

(b) As a regulated issuer, the Company filed periodic public reports with the SEC;

(c) Defendant regularly communicated and caused the Company to communicate with investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with investors, brokerage firms, and the local, regional, and national media; and

(d) The Company was followed by analysts from brokerage firms who created and disseminated analysis and recommendations to the sales force and certain customers of their respective brokerage firms.

30. As a result of the foregoing, the market for Schwab stock promptly digested current available information regarding the Company from all publicly available sources and reflected such information in its stock price. Under these circumstances, all purchasers of the Company's common stock during the Class Period suffered similar injury through their purchases.

31. Based upon the foregoing, plaintiff and the other members of the Class are entitled to a presumption of reliance upon the integrity of the market for the purpose of class certification as well as for ultimate proof of their claims on the merits. Plaintiff will also rely, in part, upon the presumption of reliance established by material omissions and upon the actual reliance of the Class members.

FIRST CLAIM FOR RELIEF

Violation of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated Thereunder Against Defendant

32. Plaintiff incorporates by reference each and every allegation set forth above as if alleged in full herein.

33. Defendant Pottruck: (a) knew or recklessly disregarded material adverse non-public information about Schwab's unlawful or misrepresented business practices, which was not disclosed; and (b) participated in drafting, reviewing, and/or approving the misleading statements, releases, reports, and other public representations of and about Schwab.

34. During the Class Period, defendant, with knowledge or reckless disregard for the truth, disseminated or approved the false statements specified above, which were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

35. Defendant has violated §10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in that he: (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or (c) engaged in acts, practices, and a course of business that operated as a fraud or deceit upon the purchasers of Schwab stock during the Class Period.

36. Plaintiff and the Class have suffered damage in that, in reliance on the integrity of the market, they paid artificially inflated prices for Schwab stock. Plaintiff and the Class would not have purchased Schwab stock at the prices they paid, or at all, if they had been aware that the market prices had been artificially and falsely inflated by defendant's false and misleading statements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff on behalf of himself and the Class prays for judgment as follows:

A. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and plaintiff to be proper class representatives;

B. Awarding plaintiff and the Class compensatory damages, together with appropriate prejudgment interest at the maximum rate allowable by law;

C. Awarding plaintiff and the Class their costs and expenses for this litigation, including reasonable attorneys' fees; and

D. Granting such equitable/injunctive or other and further relief as this Court deems to be just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

THE PLAINTIFF, JACOB HENIG

By: ______________________

Gary S. Klein #CT09827
Sandak Hennessey & Greco, LLP
970 Summer Street
Stamford, CT 06905
Telephone: (203) 425-4200
Facsimile: (203) 325-8608
gklein@shglaw.com

KIRBY McINERNEY & SQUIRE, LLP
Ira M. Press
830 Third Avenue
10th Floor
New York, NY 10022
Telephone: (212) 371-6600
Facsimile: (212) 751-2540

LIONEL Z. GLANCY
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150

Attorneys for Plaintiff

S:\Gary\Schwab Class Action\schwab_complaint_--_pottruck.wpd/112603a